04001847 ...ES

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3.1.2004

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53260

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KATALYST SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 RIVER ROAD, SUITE 1302
(No. and Street)

CONSHOHOCKEN, (City) PA (State) 19428 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GREGORY J. BELL 484-530-1760
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1601 MARKET STREET (Address) PHILADELPHIA (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Fitzgerald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KATALYST SECURITIES LLC, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notarial Seal
Patricia A. Szczepaniak, Notary Public
Whitemarsh Twp., Montgomery County
My Commission Expires Dec. 26, 2005

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KATALYST SECURITIES LLC

Table of Contents

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report

The Board of Managers
Katalyst Securities LLC:

We have audited the accompanying statement of financial condition of Katalyst Securities LLC (the Company) (a Pennsylvania limited liability company) as of December 31, 2003, and the related statements of operations, member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Katalyst Securities LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the financial statements, the Company has incurred net losses since inception and has an accumulated deficit of $252,791 as of December 31, 2003. The Company's only source of funding since inception has been from its parent, Katalyst LLC, and there is no assurance that additional funding, if required, will be available. In addition, as a result of the termination of its services and expense agreement during the year ended December 31, 2003, the Company will incur higher expenses in the future in comparison to its historical results. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied to the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 11, 2004

KATALYST SECURITIES LLC
(a limited liability company)

Statement of Financial Condition

December 31, 2003

Assets		
Cash	$	186,563
Receivables from clients		29,532
Other assets		5,758
	$	221,853
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	24,944
Deferred revenue		11,364
Due to related party		124,791
Total liabilities		161,099
Member's equity:		
Capital		313,545
Accumulated deficit		(252,791)
Total member's equity		60,754
	$	221,853

See accompanying notes to financial statements.

KATALYST SECURITIES LLC
(a limited liability company)

Statement of Operations

Year ended December 31, 2003

Revenues:		
Investment banking fees	$	141,672
Interest		2,241
		143,913
Expenses:		
Administrative expenses paid to Katalyst LLC		58,127
Employee compensation and benefits		223,987
Communications and data processing		19,734
Occupancy		17,951
Regulatory fees and expenses		8,372
Other expenses		52,734
		380,905
Net loss	$	(236,992)

See accompanying notes to financial statements.

KATALYST SECURITIES LLC
(a limited liability company)

Statement of Member's Equity

Year ended December 31, 2003

		Capital	Accumulated deficit	Total member's equity
Balance, December 31, 2002	$	38,109	(15,799)	22,310
Capital contributions		275,436	—	275,436
Net loss		—	(236,992)	(236,992)
Balance, December 31, 2003	$	313,545	(252,791)	60,754

See accompanying notes to financial statements.

KATALYST SECURITIES LLC
(a limited liability company)

Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities:		
Net loss	$	(236,992)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase (decrease) in cash due to changes in:		
Receivables from clients		(29,532)
Other assets		(1,973)
Accounts payable and accrued expenses		17,944
Deferred revenue		11,364
Due to related party		134,805
Net cash used in operating activities		(104,384)
Cash, beginning of year		290,947
Cash, end of year	$	186,563
Supplemental schedule of noncash financing activities:		
Conversion of amounts due to related party to member's equity	$	275,436

See accompanying notes to financial statements.

(1) Description of Business

Katalyst Securities LLC (the Company) is a Pennsylvania limited liability company incorporated on February 23, 2001 and is a wholly owned subsidiary of Katalyst LLC (Katalyst). The Company is licensed as a securities broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). As such the Company is subject to the Securities Exchange Act of 1934.

The Company provides services in connection with private capital placements and merger and acquisition transactions. The Company does not and does not intend to hold customer funds or safe-keep customer securities.

(2) Liquidity

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred net losses since inception and has an accumulated deficit of $252,791 as of December 31, 2003. The Company's only source of funding since inception has been from its parent, Katalyst, and there is no assurance that additional funding, if required, will be available. In addition, as a result of the termination of its services and expense agreement during the year ended December 31, 2003, the Company will incur higher expenses in the future in comparison to its historical results (note 4). Achieving profitability given planned expenditure levels depends upon the Company's ability to generate and sustain increased revenues. To the extent additional funding is required, the Company believes that Katalyst will provide additional contributions; however, there can be no assurances that additional financing will be provided by Katalyst or from alternative sources. These matters raise substantial doubt about the Company's ability to continue as a going concern.

(3) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared in conformity with the accounting principles generally accepted in the United States of America for the securities brokerage industry.

(b) Revenue Recognition

Revenue in the form of investment banking fees is recognized during the period in which services were provided, in the case of engagement retainers, or upon the successful outcome of private capital raises and mergers and acquisitions, in the case of success fees. Revenues also include billings to clients for out-of-pocket expenses. The Company's revenue during the year ended December 31, 2003 was generated from a limited number of customers.

(c) Cash

Cash consists of cash invested in a commercial bank account.

(Continued)

(d) ***Fair Value of Financial Instruments***

The Company's financial instruments consist of cash, receivables, and accounts payable. The carrying values of these assets and liabilities are considered to be representative of the respective fair values.

(e) ***Income Taxes***

Provision for income taxes is not included in the Company's financial statements, since the Company is a limited liability company and earnings or losses are allocated to the member for inclusion in its separate income tax return.

(f) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(4) Services and Expense Agreement

The Company and Katalyst were parties to a services and expense agreement, as amended and restated, whereby Katalyst provided to the Company employee and administrative services in exchange for the net income of the Company less an amount, if necessary, to insure that the capitalization of the Company did not trigger any net capital warning requirement set forth in Rule 15c3-1 under the Securities Exchange Act of 1934, as amended. Pursuant to this agreement, all accounting and audit fees, as well as fees associated with the Company's registrations, licensing, and memberships as a broker-dealer, were paid by the Company. In order to comply with regulatory guidance issued during 2003, the services and expense agreement was terminated effective November 1, 2003. Subsequently, all costs and expenses of the Company have been recorded directly by the Company, including certain shared expenses with Katalyst, which were allocated to the Company by Katalyst based upon the proportional use of the service or product, and costs paid by Katalyst on the Company's behalf under an expense sharing and allocation agreement effective November 1, 2003. During the year ended December 31, 2003, the Company incurred an expense of $58,127 related to the services and expense agreement and recorded a total of $282,491 in direct or shared expenses paid by Katalyst on the Company's behalf under the expense sharing and allocation agreement. As of December 31, 2003, the Company has a payable of $124,791 due to Katalyst for these items.

(5) Capital

During the year ended December 31, 2003, Katalyst provided the Company with additional capital contributions totaling $275,436. The withdraw of equity capital from the Company is limited by the rules under the Securities Exchange Act of 1934 based upon the balances of the Company's equity capital and liabilities.

(6) Net Capital Requirements

On August 28, 2001, the Company became licensed as a securities broker/dealer with NASD and became subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Rule 15c3-1 requires maintenance of minimum net capital and also requires that the ratio of aggregate indebtedness to net capital (net capital ratio) shall not exceed 15 to 1 (additionally, if the ratio exceeds 12 to 1, the Company may be required to reduce its business and if the ratio exceeds 10 to 1, the Company may be prohibited from expanding its business and its equity capital may not be withdrawn or cash dividends paid). As of December 31, 2003, the Company had net capital, as defined, of $25,464 which was $14,724 in excess of its required net capital of $10,740. The Company's net capital ratio was 6.3 to 1.

There is no difference between the amount of regulatory net capital as presented in Schedule 1, which follows these notes to financial statements, and the amount of regulatory net capital as presented in the Company's filing included in the FOCUS Report – Part II A as of December 31, 2003.

(7) Exemption from Reserve Requirements

Under the SEC Rule 15c3-3 pursuant to subparagraph (k)(2)(i), the Company is exempt from a requirement to maintain reserves for the exclusive benefit of its customers and accordingly, also has no possession or control requirements. According to the Company's NASD Membership Agreement, the Company will not hold customer funds or safe-keep customer securities. As of December 31, 2003, the Company was in compliance with the conditions of this exemption.

Accordingly, pursuant to Rule 17a-5, the only supplementary information required to be filed with this report is Schedule 1 regarding the computation of net capital.

Schedule 1

KATALYST SECURITIES LLC

(a limited liability company)

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2003

Net capital:		
Total member's equity	$	60,754
Deductions and/or charges:		
Nonallowable assets:		
Receivables from clients		29,532
Other assets		5,758
Net capital	$	25,464
Aggregate indebtedness:		
Items included in statement of financial condition:		
Other accounts payable and accrued expenses	$	149,735
Deferred revenue		11,364
Aggregate indebtedness	$	161,099
Computation of basic net capital requirement:		
Minimum net capital required	$	10,740
Excess net capital	$	14,724
Excess net capital at 1500%	$	1,299
Excess net capital at 1000%	$	9,354
Ratio: aggregate indebtedness to net capital		6.3 to 1

See accompanying independent auditors' report.

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report on Internal Control

The Board of Managers
Katalyst Securities LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Katalyst Securities LLC (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding of securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of managers, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 11, 2004